AMERICAS SILVER CORPORATION BEGINS TRADING UNDER NEW SYMBOLS ON TSX AND OTCQX

TORONTO, ONTARIO—February 9, 2016—Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (“Americas Silver” or the “Company”) is pleased to announce that it has changed its TSX trading symbol from “SPM” to “USA” effective February 8, 2016. The Company has also changed its trading symbol on the OTCQX, from “SMNPF” to “USAPF” effective February 9, 2016.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

For more information:

Darren Blasutti
President and CEO
416-848-9503